Filed by Penn West Energy Trust

This communication is filed pursuant to Rule 425 under the Securities
Act of 1933, as amended Subject Company:  Canetic Resources Trust
Commission File No.:  1-32728
Date:  October 31, 2007

SCOTIA CAPITAL

Moderator:  Lawrie Lewis

10-31-07/12:15 am CT

Confirmation # 21354190

SCOTIA CAPITAL

Moderator: Lawrie Lewis

October 31, 2007

12:15 pm CT

Operator:	Ladies and gentlemen, thank you for standing by. And welcome to the conference call discussing the combination of Penn West and Canetic Conference Call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

If at any time during the conference you need to reach an operator, please press star-0.

As a reminder, this conference is being recorded today, Wednesday, October 31, 2007.

I would now like to turn their conference over to Mr. Shane Silverberg, Manager of Investor Relations for Penn West.

Please proceed sir.

Shane Silverberg:	Good morning, ladies and gentlemen.

My name is Shane Silverberg and I’m the Manager of Investor Relations at Penn West Energy Trust. And I’d like to welcome you to the conference call to review strategic business - the strategic business combination announced today between Penn West Energy Trust and Canetic Resources Trust.

There will be a question and answer period at the end of the remarks by Bill Andrew, President and CEO of Penn West and Paul Charron, President and CEO of Canetic.

As required by Securities Regulations, I will now read an advisory statement before the conference call proceeds.

All references during this conference call are in Canadian dollars unless otherwise indicated.

Certain information regarding the pro forma entity and the transactions and the results discussed during this conference call, including management assessment of future plans and operations may constitute forward-looking statements under applicable securities law and necessarily involve risks.

Participants are directed to Penn West and Canetic’s news release issued today to review the advisory notices therein. Participants are cautioned that the included listed factors are not exhaustive.

Additional information on these and other factors that could affect Penn West and Canetic’s operations or financial results are included in the reports on file with Canadian and US Securities Regulatory Authorities and may be accessed through CEDAR Web site at www.cedar.com, the SEC Web site at

www.sec.gov, through Penn West Web site at www.pennwest.com or at Canetic’s Web site at www.canetictrust.com

Furthermore, any forward-looking statements made during this conference call are made as of this date and Penn West and Canetic do not undertake any obligation to update publicly or to revise any of the forward-looking statements. Whether as a result of new information, future events or otherwise except as maybe expressly required by applicable securities law.

I now turn the conference call over to Bill Andrew and Paul Charron.

William Andrew:	Thanks Shane and good morning to everybody.

We’re here on a - I believe a quite momentous state for Penn West Energy Trust and for Canetic Resources Trust. Today we’re pleased to announce, you know, that we’ve entered into a combination agreement that provides for strategic combination of Penn West and Canetic to form what we believe that will be the premier energy trust in the space.

We combined (trust) to be the largest conventional oil and gas (trust) in North America, with an enterprise value of over 15 billion dollars-Canadian and production of over 200,000 barrels per day equivalent.

We combined asset portfolio, will include interest in a significant number of what should count as highest quality, conventional, oil and natural gas pool but also include a number of non-conventional growth and opportunities including oils and coalbed methane, shale gas, and gas and enhanced oil recovery.

At closing the strategic merger of assets and people will operate under the Penn West name and will be led by combined management team and board of directors.

As we move forward with our new combined team, and this is something that Paul and I have talked about over the last three weeks.

That we want to bring out the best in both companies, so we want to take this vehicle to new heights. As part of the move, we will probably and in all likelihood be rebranding the company to reflect their diverse asset base and to reflect as well our focus on new technology that we’re going to be using to extract additional reserves of oil and gas, initially in Canada and North America and hopefully internationally.

I’d like to now turn things over to Paul Charron who will talk about the deal.

J. Paul Charron:	Thanks Bill.

We at Canetic are also extremely excited about this opportunity. I certainly agree with the comments with respect to the premier energy trust in Canada.

Under the terms of the combination agreement Canetic unitholders will receive .515 of a Penn West unit, (for each) Canetic and on a tax deferred basis for Canadian and US tax purposes.

Immediately, prior to the closing of the combination, a one-time special distribution of 9 cents per unit will be paid to Canetic unitholders. The special distribution will keep Canetic unitholders whole in cash distributions for a period of six months.

Canetic unitholders will receive an aggregate value of Canadian dollar 15.84, for Canetic unit based on the closing price of Penn West units on the TSX as of yesterday which represents a premium of 7.1% to the closing price of Canetic unit on a Toronto Stock Exchange.

On completion of the combination, Penn West unitholders will own approximately 57% and Canetic unitholders will own approximately 33% of the combined trust. The combined trust units will continue to be listed on the Toronto Stock Exchange and on the New York Stock Exchange.

Bill.

William Andrew:	On the highlight of the combined company are as follows. Our new energy trust will be producing approximately 200,000 - 210,000 BOE per day of production 2008.

(We’ll have) conventional proven plus probable reserves in excess of 800 million barrels of oil equivalent and we will become a dominant independent light oil producer in Western Canada, as well as the conventional assets which cover all four Western provinces.

We will have an extensive inventory of unconventional opportunity and that includes the - an area we talked about in Penn West quite a bit is their Peace River Oil Sands Project, a multi-billion barrel oil in place project, coalbed methane which is coming from both sides on the transaction, shale gas which is something that we’ve just started to get into - in about the last six months and in which Canetic also has an interest and something that we are both very involved in enhanced recovery to get more oil on the some of the very large light legacy oil pools in Western Canada.

Increased size of the combined entity will certainly assist the future development of both their conventional and unconventional assets. As we get larger in the company, we’ve got more ability to direct cash, to individual project, be it a conventional project or unconventional project.

Our pro forma asset base will also rival other senior North American exploration and production companies that now provides flexibility with the combined trust because there’s more than just growth through this (drill bed) as all of you know.

There’s opportunities for other mergers and other acquisitions and property acquisitions than we intend to focus on all those things in the upcoming days and weeks and months and years.

The best thing initially, besides what we think is going to be just one great team of people that we’re putting together are the combined assets. And we see in the assets of very compelling overlaps, we see a - quite a similarity in operating philosophy.

We believe that we’ll take the strength of both companies and work on improving some operating efficiencies, we’ll work on field optimization, we’ll work on cost reduction through economies of scale.

We’ll also be pushing things in a brand new and much more aggressive direction in terms of our acquisition and disposition work that we’re doing.

The combined trust, this is important as well, that we’ll be operating approximately 80% of our production.

Paul would talk a little bit about some of the financial synergies in the deal.

J. Paul Charron:	Thanks again Bill.

Just to add to Bill’s comments, from a capital market’s perspective, we believe that the largest size of the combined trust will clearly enhanced liquidity on the Toronto Stock Exchange and the New York Stock Exchange and will increase our waiting in major entities including the S&P and TSX 60 Index.

As a result of that, we would expect to receive increased attention from both equity and income investors.

We also believe that the increased liquidity in enhanced financial flexibility that the combination bring will allow for expansion both domestically and internationally as Bill alluded to.

We’re also going to have a very significant combined tax pool base of about $5.5 billion by the end of 2007. And we’ll all - and the ability to increase their tax base using their trust model over the next three years, which will give us a very strong tax decisions well beyond 2011.

And finally, as Bill touched on, you know, the management team and the board of directors is combining the best and most experienced personnel from each organization to carry this great opportunity forward.

William Andrew:

The most important thing - one of the most important things I think to unitholders is (who’s going to run the) (unintelligible) in the field where the operators goes into the office and technical staff, accounting staff, the people that put the deals together.

We’re going to end up with a team of over 1600 employees at the end of the day. We’re going to integrate the employees, we’re going to make this integration work.

I don’t - and certainly Paul doesn’t see a tremendous amount of difficulty. We were very much on the same wavelength. We very much have the same mission, and that’s to grow this thing.

I will lead the Combined Trust as Chief Executive Officer. Paul Charron will activity as President and Dave Middleton will be the Chief Operating Officer.

And senior management of the company will be led by Rick Tiede and Rick has been COO of Canetic, he’ll be looking after Business Development and some of the ideas that we have at areas where we want to go and some things we haven’t even thought of, probably Rick is the only that’s thought of them yet.

Thane Jensen will be our Senior Vice President of Exploration and Development, he’ll be in charge of the teams that work on a lot of our conventional assets and push the - I guess more production out of them.

Todd Takeyasu and Dave Broshko are the - are two Senior Financial people and combined they will look after treasury, financial reporting, accounting and make sure that we dot the Is and cross all the Ts.

I’m very happy that in the Combined Trust, Mark Fitzgerald will be Senior Vice President of Operations and (hill) of a big tax looking after during completion. So all of our facilities are regulatory and what - for the pure engineering part of our business.

Eric Obreiter will be Senior Vice President of Production and look after the field operations of the company, ensuring that oil gets into the tank and the gas that’s into the pipeline.

Brian Evans will be our Senior Vice President as well our General Counsel and our Corporate Secretary.

Keith Luft will be another Senior Vice President, he will look after (surface land), you’ll look after our land administration as well would be doing our relationships with our stakeholders.

We were very focused on that in both companies, with the very large number of oil that we operate and the activity level that we have, we do leave our footprint and we want to make sure that that is the right footprint that we’re leaving.

Combined board of directors, and it will be a combined board of directors from the two companies. We’re looking initially at 10 people. They’ll be led by John Brussa as Chairman, and Jack Lee as Vice Chairman.

And I’ll just - I’ll let Paul sum up now with some go-forward numbers and we’ll - we will eventually get to your questions, Paul.

J. Paul Charron:	Okay, thanks Bill.

So just to give you a sense of what 2008 will look like and what the combined entity looks like, we’re anticipating a 2008 that the combined entity will produce between 200,000 and 210,000 barrels of oil equivalent per day, a very nice balance, 45% light oil and NGLs, 42% natural gas, and 13% heavy oil.

The pro forma market capitalization will be over 11 billion, at 11.4 billion. Our pro forma debt will be approximately 3.9 billion and the pro forma enterprise value, a very significant 15.3 billion.

From a reserve perspective, proved reserve, approximately 600 million barrels of oil equivalent and proved plus probable reserves of over 800 million BOEs of reserves.

Our Reserve Life Index will be approximately 11 years. We estimate the cash will be somewhere between 2 and 2.2 billion.

Our Capital Program could be in the range of 900 million to 1 billion. We’re looking distributed initially 34 cents per unit Canadian.

Total debt to cash flow will between 1.8 and 1.9 times, a good solid balance sheet. From the EBITDA, 1.6 to 1.7 times, approximately 370 to 375 million units outstanding and a significant undeveloped land base of about 4.3 million net acres.

So final comments from me, we at Canetic are very excited about this combination. I have said many times that sitting still on this dynamic environment is not an option.

This strategic combination brings together two organizations with complementary strategy, asset bases and management teams resulting in a strong shared future. I truly believe that the combined trust is more than some of its parts.

William Andrew:	Thank you.

I don’t think there’s anything I can add to that Paul, you summed it up very well.

So we would like to take this opportunity to turn it over to questions and we’ll do our best to attempt to answer them.

Operator:	Ladies and gentlemen, if you would like to register for a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your question.

If your request has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. And if you are using a speakerphone, please lift your handset before entering your request.

And our first question comes from the line of Andrew Fairbanks from Merrill Lynch. Please proceed, sir.

Andrew Fairbanks:	One moment, please.

((Crosstalk))

Andrew Fairbanks:	Hello.

William Andrew:	Yeah Andrew, I’ve got you.

Andrew Fairbanks:	Great.

William Andrew:	Go ahead.

Andrew Fairbanks:

Yeah - no Bill, just curious, what price deck you were using to kind of evaluate the transaction as one question and the second question, you know, quite a bit of internal organic growth opportunities that you have at Penn West and you talked about - for Penn West holders, as you evaluate Canetic, what were the opportunity sets embedded in Canetic that were most intriguing and how did that opportunity set appeared to be accretive to your own internal opportunity set.

William Andrew:	The - on the price equities and, you know, oil price of $75 gas prices, of 7 dollars (unintelligible) and we’re using a Canadian dollar at par.

We - and obviously, we both feel that the companies that are coming into this arranged when they’re strong companies with good assets.

And we just basically and I’ll echo what Paul said. It - with the situation of the trust as we move through 2011 and 2012 and beyond, it looks like - it certainly looks like it’s going to be - one of the attractive options would be to convert their commercial corporation.

To convert new conventional corporation, to put us at a level where we can compete with the large gaps, we felt that the combined entity would be much stronger than either of the individual companies.

It’s interesting that we both have a focus on light oil. No other independent company that we know of in Western Canada has this focus as certainly one - none of our site has this focus on light oil, with the focus on light oil will come an equal push on enhanced recovery both secondary recovery and tertiary.

We do have coming into this asset mix from Penn West we do have repeat several (unintelligible) properties so we do have a - what we think is a world class oilsand property and project to develop.

Canetic, from their end, and what’s very interesting about the mix as I see it, and as Paul sees it is that Canetic have a history as deal makers and a history of sourcing out deals and looking at kind of spinning things over and looking at all (side lift) and I think that is going to be - I do believe that’s going to be a very important (large) corporation as we go ahead. So those are some of the things Andrew.

Andrew Fairbanks:	All right. That’s great.

And if you think (of) pass the end of this decade, would you see the new entity as more of a conventional growth (ENP) or retaining, you know, the kind of current high pay out, cash pay out structure that you have now?

And I know it’s the debate, you know, you turned over your own mind (unintelligible).

William Andrew:

I think we’ll look at - obviously, there - it’s important for our unitholders we earn energy trust. Now, as is Canetic going forward, we will be an energy trust, it’s important for our unitholders that we have distributions, we like the structure up until 2011, we like it a lot after 2011 because of some of the tax concerns. But there is ways to face that as well.

So this gives us the pretty word is optionality, and that’s what it gives us. It gives us the option of trying to forge our own way and our own path rather than have something dictated to it.

Andrew Fairbanks:	That’s great. Thanks Bill.

Operator:	And our next question comes from the line of (Dean Asoski) from Credit Suisse. Please proceed.

(Dean Asoski):	Thanks very much.

You talked about the 9-cent pay out upon closing to Canetic Shareholders. Will Canetic be paying its monthly dividend between now and the closing?

J. Paul Charron:

Yes, Paul Charron is speaking. Yes of course, our intention is to, you know, be business as usual for us as we’ll continue to pay our distributions between now and closing and then as part of the transaction we’ll pay a 9 cents special distribution to our unitholders.

(Dean Asoski):	All right.

And did Canetic explore any other alternatives besides this one for - from its perspective?

J. Paul Charron:	Well, you know, I mean, the reality is that in our business, we’re always looking at, you know, at various opportunities in our, you know, in our sector and beyond.

This without question, and in our view, we think is a great opportunity for Canetic unitholders that going forward, Bill talked about the combination, the size, scale, the optionality that this combination provides our unitholders going forward.

Penn West brings to the table some great long term resource opportunities that we were maturing at Canetic but weren’t quite there yet.

So in our perspective - from the long term perspective, really fills in some gaps quite nicely for a Canetic unitholder.

So without question our view, we think this is a great opportunity for Canetic unitholders.

(Dean Asoski):	So there wasn’t a result of some sort of process that you might be

J. Paul Charron:

No, it is not the result of any process. You know, the reality - when you look at - if you look at a combination of all the trusts in other (ENP) companies, you know, it was our view that we thought the best combination of assets with the combination of Penn West and Canetic and we’ve had that view for a while, so it’s one of the things where I think we’ve been looking at each other from across (unintelligible) for a period of time and finally we hooked up.

William Andrew:	I think the other thing that neither Paul nor myself and certainly none of our staff are looking for the rocking chair yet so

(Dean Asoski):	Okay.

William Andrew:	we wanted to - we want the opportunity to work together and put something together that we can see continue on into the future.

So it wasn’t a case whether the process going on where a company is going to exit. It was a case where both companies were looking at the future and how to get in to the future more aggressively.

J. Paul Charron:

If I can add to that comment, Bill, that’s a great comment. You know what, with any significant transaction we’ve done and we’ve been very active in the last few years, in significant transactions being the combination or the acquisition Chevron assets which essentially double the size of the claim at the time and then of course the combination and merger would start from, which again, double the price of the claim at the time.

Each one of those from our perspective has been the reposition Canetic or a claim or Canetic at the time. And, you know, we viewed it as the same sort of transaction that basically repositions Canetic and, you know, in combination with Penn West and puts to combine entity, you know, in a new position and really, from our perspective it’s almost another starting point where we can go from here.

So we’re quite excited. And as Bill said (unintelligible) we’re here and we’re very supportive of the opportunity in the transactions.

(Dean Asoski):	And one last question if you don’t mind, just, you know, from a regulatory perspective what are - what do you need to do to get this thing closed besides getting obviously your shareholders voting.

William Andrew:

The - yeah, the Canetic shareholders will be boarding on the transaction, there will be the normal Canadian Federal Government Regulatory Approval to do and - but we’ll be making application for that in the very near future.

(Dean Asoski):	Okay.

William Andrew:	But nothing out of the ordinary.

(Dean Asoski):	All right.

William Andrew:	It is a - it’s a Canadian company and a Canadian company doing a work together so there won’t be any question on foreign ownership.

(Dean Asoski):	Right. And no need for a vote on the Penn West side.

William Andrew:	We don’t believe there is a need for a vote based on the size of the transaction.

(Dean Asoski):	Okay. Thanks very much.

Operator:	Ladies and gentlemen, as a reminder, to register for a question, please press the 1 followed by the 4 on your telephone.

And our next question comes from the line of Jill Angevine from FirstEnergy Capital. Please proceed.

Jill Angevine:

Hi, question on land with the combined or latest royalty news, what sort of land expiries would you face before 2009 on a combined picture now? And do you see that as being an issue here that you’ll need to spend a bunch of time on through ‘08?

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Penn West intends to, if required, file relevant materials with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-10 (the “Registration Statement”) to register the Penn West Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Penn West and Canetic, the transaction and related matters. Investors and unitholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Penn West through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Penn West by contacting Penn West Investor Relations at investor_relations@pennwest.com or by telephone at 1-888-770-2633.